Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Announces Board Resignation
HONG KONG, April 30, 2009 — GigaMedia Limited (NASDAQ: GIGM) announced today the resignation of its chairman and director Daniel Wu for personal reasons.
Mr. Wu became chairman of the board of directors in July 2003 and submitted his resignation citing personal and family obligations. The resignation was delivered in a letter to GigaMedia and effective yesterday.
“GigaMedia has grown over tenfold under the chairmanship of Daniel Wu,” stated GigaMedia CEO Arthur Wang. “It has been an honor to have him as chairman, but we understand his desire to spend more time with family, and we wish him all the best.”
“GigaMedia has built a powerful foundation for growth in online entertainment in Europe and Asia — and ultimately in the United States. I am proud of GigaMedia’s successful turnaround and rapid growth and excited about the company’s prospects,” stated Daniel Wu.
The board plans to convene to select a new chairman in accordance with the company’s articles of association.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in

China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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